Designated Filer:	Alexander Denner
Issuer & Ticker Symbol:	Apricus Biosciences, Inc. [APRI]
Date of Event Requiring Statement:	March 3, 2016

Explanation of Responses:

(1)
On January 12, 2016 Sarissa Domestic Fund LP (“Sarissa Domestic”) and Sarissa Capital Offshore Master Fund LP (“Sarissa Offshore” and, together with Sarissa Domestic, the “Sarissa Funds”) entered into a subscription agreement (the “Subscription Agreement”) pursuant to which, on March 3, 2016, among other things, (i) Sarissa Domestic directly acquired 4,178,097 shares of common stock (the “Common Stock”) of Apricus Biosciences, Inc. (the “Issuer”),  and  (ii) Sarissa Offshore directly acquired 2,469,631 shares of Common Stock.  Of the shares of Common Stock reported as beneficially owned herein, (i) Sarissa Domestic directly beneficially owns 8,959,817 of such shares of Common Stock, and (ii) Sarissa Offshore directly beneficially owns 5,519,235 of such shares of Common Stock.  Sarissa Capital Management LP ("Sarissa Capital") is the investment advisor to the Sarissa Funds. Alexander Denner, Ph.D. is the Chief Investment Officer of Sarissa Capital. By virtue of the foregoing, each of Sarissa Capital and Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”)) the shares of Common Stock that the Sarissa Funds directly beneficially own. Each of Sarissa Capital and Dr. Denner disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein.  The transactions consummated under the Subscription Agreement on March 3, 2016 constituted the “Second Closing” thereunder.  The Sarissa Funds previously acquired shares of Common Stock and warrants to purchase shares of Common Stock under the Subscription Agreement.

(2)	The aggregate purchase price per share of Common Stock and related Warrant paid by the Sarissa Funds pursuant to the Subscription Agreement was $0.88.

(3)
Pursuant to the Subscription Agreement, on March 3, 2016, among other things, (i) Sarissa Domestic acquired a Warrant to purchase 2,089,049 shares of Common Stock,  and  (ii) Sarissa Offshore acquired a Warrant to purchase 1,234,815 shares of Common Stock.  Of the shares of Common Stock subject to Warrants that are reported as beneficially owned herein, (i) Sarissa Domestic directly beneficially owns Warrants to purchase 4,167,252 shares of such Common Stock, and (ii) Sarissa Offshore directly beneficially owns Warrants to purchase 2,557,273 shares of Common Stock.  By virtue of the relationship of Sarissa Capital and Dr. Denner to the Sarissa Funds (as described above), each of Sarissa Capital and Dr. Denner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 of the Act) the Warrants that the Sarissa Funds directly beneficially own. Each of Sarissa Capital and Dr. Denner disclaims beneficial ownership of such Warrants except to the extent of their pecuniary interest therein.